UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On July 26, 2024, NLS Pharmaceutics Ltd., or the Registrant, delivered a notice of termination, or the Notice, to Ms. Elena Thyen, the Chief Financial Officer, or the CFO, and the principal accounting and financial officer of the Registrant notifying Ms. Thyen that Ms. Thyen’s employment contract with the Registrant will be terminated as of October 31, 2024. Ms. Thyen’s termination was in connection with the requirements under the expected terms of the Agreement of Merger and Plan of Reorganization to be entered into between the Registrant, NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd., and was not the result of any disagreement between Ms. Thyen and the Registrant, or due to any matter relating to the Registrant’s operations, policies or practices.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statement

This Report on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Registrant is using forward-looking statements when it discusses the expected execution of a definitive merger agreement. However, the Registrant may not successfully enter into a definitive merger agreement as expected. Except as otherwise required by law, the Registrant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Registrant is contained under the heading “Risk Factors” in the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Registrant with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: August 14, 2024	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer